
Ark
Therapeutics

Ark Therapeutics Group plc
1 Fitzroy Mews
London W1T 6DE
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

10 March 2005

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA


05006439

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Please note that with effect from Monday 14 March 2005, the Company's registered office and correspondence address is changing to:

79 New Cavendish Street
London
W1W 6XB
UK

Sincerely,

N.J.C. Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc



London Kuopio

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE FEBRUARY 1, 2005**
1.1	Form 88(2) - Return of Allotment of Shares dated February 3, 2005
1.2	Form 287 – Change in situation of Registered Office
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE FEBRUARY 1, 2005**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated March 10, 2005 regarding Final Results
3.	**PRESS RELEASES SINCE FEBRUARY 1, 2005**
3.1	Press release dated March 10, 2005 regarding Final Results (see 2.1.1 above)

82-34804


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	02	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	60p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

82- 34804

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT	ORDINARY	25,000
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed N.R.C. Plummer **Date** 08/02/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
1 Fitzroy Mews
London W1T 6DE

Tel: 0207 388 7722

82-34804


Companies House

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company Name in full Ark Therapeutics Group plc

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: 79 New Cavendish Street

Post town: London

County / Region:

Postcode: W1W 6XB

Signed N.R.C Plummer. **Date** 10/03/2005

† ~~a director~~ / secretary ~~/ administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nick Plummer
79 New Cavendish Street, London W1W 6XB
Tel 0207 388 7722
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh or LP - 4 Edinburgh 2**
for companies registered in Scotland

10/03

82-34804

Regulatory Announcement

Go to market news section



Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Final Results
Released	07:00 10-Mar-05
Number	5623J

Ark Therapeutics Group plc

Preliminary results for the year ended 31 December 2004

A YEAR OF SUBSTANTIAL PROGRESS AND ACHIEVEMENT

London, UK, 10 March 2005 – **Ark Therapeutics Group plc today announces its preliminary results for the year ended 31 December 2004.**

HIGHLIGHTS

- Listing on London Stock Exchange raised £55 million
- Kerraboot® received UK Drug Tariff Listing at a reimbursement price of £14
- Kerraboot® UK sales showed steady upward trend in first six months of primary care promotion
- Second safety and efficacy study for Cerepro™ showed mean patient survival time increased by 80% in malignant glioma
- Trinam® received Orphan Drug Designation in the EU
- First international out-licensing deal signed with Teva Medical for Kerraboot® in Israel
- EG005 Phase II in lipodystrophy completed enrolment
- Finnish manufacturing facility received Good Manufacturing Practice certification (cGMP)
- Named patient supplies of Vitor™ made available at request of investigators for patients completing Phase III study
- Cash of £47 million at 31 December 2004

POST YEAR-END EVENTS

- Patent for Trinam® granted by European Patent Office

Dr Nigel Parker, CEO of Ark, commented:

"We made substantial progress in all aspects of our business in 2004 and demonstrated that we are delivering on key milestones during our first year as a publicly quoted company. Our progress to date supports our belief that we are well placed to achieve our goal of becoming one of a successful new breed of diversified healthcare companies servicing areas of high clinical need in hospital and specialist medicine."

For further information:

Ark Therapeutics Group plc **Dr Nigel Parker, CEO** **Martyn Williams, CFO**	Tel: + 44 (0)20 7388 7722

Financial Dynamics **David Yates** **Lucy Briggs**	Tel: +44 (0)20 7831 3113

Notes to Editors

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been

selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation (other than pursuant to the Listing Rules of the UKLA) or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

Chairman's and Chief Executive's review

2004 – a year of substantial progress and achievement

We are very pleased to report that 2004 was a most successful year for the Ark Group. In the first quarter, we completed our initial public offering on the London Stock Exchange, raising £55 million and we have gone on to achieve some very notable milestones during the rest of the year. For example, we brought our first product, Kerraboot®, to the primary care market in the UK and completed our first international out-licensing deal for that product. We achieved certification of our biologics manufacturing facility in Finland, as well as progressing all our other lead products in later stage clinical development. We were also pleased to introduce named patient supplies in response to investigator requests in our Vitor™ Phase III study (cancer-related cachexia) and our EG005 Phase II programme (lipodystrophy syndrome), to allow patients completing those trials to continue on active therapy. Our follow-on clinical portfolio has continued to show good progress, as have our research teams working on the earlier stage baculoviral and Scavidin® programmes.

Overall, we have made substantial progress in all aspects of our business and finished the year with strong cash reserves (£47 million), having demonstrated that we are delivering on key milestones in this, our first year as a public company. The results for the year reinforce our belief that we are well placed to achieve our goal of becoming one of the successful new breed of diversified healthcare companies servicing areas of high clinical need in hospital and specialist medicine.

Kerraboot® - a novel device for the management of leg and foot ulcers

Launched in the UK and international commercialisation commenced

Early in the year, we were encouraged to see initial orders being placed directly by hospitals through PASA, the NHS Purchasing and Supply Agency. UK Drug Tariff Listing, enabling the product to be prescribed in primary care, was achieved in May at a price above analysts' expectations, and in June our newly-recruited sales force commenced selling into hospitals and primary care. Since then, UK sales and market share have shown a steady upward trend, despite some anticipated seasonal slowing over the Christmas holiday period. Sales doubled between the third and fourth quarter.

We also completed a primary care-based post-marketing comparative study with results showing that the product met its primary endpoint of healthcare worker and patient acceptability, with the significant additional finding that the overall healing profile of ulcers was better with Kerraboot® than with the standard care dressing. Company sales representatives report a high level of interest in this novel product with clinical successes in all types of ulcers, including some of the most difficult cases.

We achieved our goal of all three of the main UK wholesalers stocking the product by the end of 2004. We were also pleased to report that following the 2004 tendering initiative in the UK, Kerraboot® was selected for inclusion in the new NHS Framework Agreement (Framework Agreements, established by the NHS Purchasing and Supply Agency (PASA) which acts

for the NHS Logistics Authority, are aimed at reducing costs in high expenditure categories in the NHS.) for the provision of Advanced Wound Care Products to hospitals throughout England without price modification.

In response to market feedback, the Company plans to introduce three new versions of the product during 2005: an extra large size, a non-see through boot and a super-absorbent version for high exudate cases. Internationally, we will build on our first out-licensing success, the agreement with Teva for Israel, and negotiations are progressing well with potential licensees in other major markets. We are excited by the sales potential and value to the Company of this innovative product.

Cerepro™ for operable malignant brain cancer

Moving forward with this pioneering treatment

We presented the full results of the second safety and efficacy study of Cerepro™ in malignant glioma in June. Results showed an almost doubling of mean survival time, confirming the findings of the previous Phase II safety and efficacy study. In the third quarter we completed the 'top up' toxicology study agreed during our ongoing discussions with the EMEA, enabling us to update the pre-clinical dossier. Other milestones included approvals for the further development of Cerepro™ from both national agency and gene therapy advisory committees in seven of the nine countries participating in the next study. This is enhancing confidence in Ark's handling of the complex regulatory pathway for the development of gene-based medicines.

Certification in November of our manufacturing facility by the Finnish National Agency of Medicines was a very significant achievement. Amongst other things, this allows us to produce clinical supplies of Cerepro™ for the corroborative study and to start finalising the chemistry and manufacturing dossier for the EMEA. This is required as part of our expected submission in the first half of 2005 for Cerepro™ to be considered for approval under exceptional circumstances in Europe.

With the progress made in 2004, we believe that Cerepro™ remains on track to become one of the world's first commercially available gene-based medicines.

Vitor™ for cachexia of cancer

Interesting new mode of action data: enrolment in Phase III trial nears completion

Enrolment into the Phase III study accelerated markedly in the second half of the year after we opened further centres in Eastern Europe. Completion of enrolment is expected around the end of this quarter. The Drug Safety Monitoring Board continued to advise that no side effects had been reported that might give rise to concern as to the safety of the product.

Furthermore, the research elucidating the way Vitor™ works in preventing muscle cell breakdown in cachexia received recognition at the 2004 Multi-National Association of Supportive Care in Cancer (MASCC) conference in the USA, where our research collaborators (Professor Tisdale and his team at Aston University, Birmingham) won one of the Investigator of the Year Awards.

The Company also announced in December its agreement to supply Vitor™ to named patients at the request of Canadian, US and UK investigators, so that patients completing the trial could continue on active therapy.

Trinam® treatment to prevent haemodialysis access surgery complications

'First time into man' approval and first patients successfully treated in Phase II study

In the first half of 2004, Trinam® achieved a milestone Ethics Committee approval in the US, clearing the 'first-time into man' hurdle and, consequently, we were able to open the Phase II study for patient recruitment. The first treatment of a patient with Trinam® took place in May and at the end of 2004 five patients had been treated at Duke University, with four going on to successful haemodialysis and the other having a successful kidney transplant. Further centres have now been opened in Miami, where the first patient is awaiting treatment and Norfolk, Virginia where screening has commenced. To date no safety issues of concern have arisen. The Company expects to report initial results around the end of 2005.

Trinam® received EU Orphan Medicinal Product Designation in June, in addition to the US Orphan Designation previously granted and we announced recently that the European Patent Office has granted the patent.

FOLLOW ON PRODUCTS

EG005 - full enrolment of the EG005 Phase II study in HIV positive-related lipodystrophy syndrome occurred in November and we remain encouraged that the majority of patients completing the blinded three month placebo controlled phase of the study elected to go into the one year open label extension phase. Almost all patients completing the one-year extension have requested to continue treatment on a named-patient basis and we were pleased to respond to those requests and make the product available. If the Phase II results expected in the first half of 2005 are favourable, the Company intends to move the product into its lead portfolio.

82-34804

EG010 is a diagnostic test measuring oxidised low density lipoproteins present in blood as a marker to assess a patient's risk of having a heart attack. Trials to date have shown high prediction levels. The product is currently undergoing stability testing and is likely to be one of the first tests to comply with the latest European 'equivocal zone' regulations, having its own internal controls to increase its accuracy. CE-marking is expected in the first half of 2005.

Pre-clinical

The business model employed by Ark for sourcing pre-clinical candidates, combines academia and industry in a way which is proving highly cost-effective. We have made good progress with both our versatile baculoviral vector and functional genomics programmes, as well as with Scavidin®, our targeted drug delivery platform. We also have interesting early evidence that our Neuropilin 1 antagonist programme inhibits migration of tumour cells. Given the results we have achieved to date, we intend to continue to employ this successful and cost-effective approach to primary research both to advance our existing programmes and to make new discoveries.

Manufacturing – on track

During the first half of 2004 we completed the structural work to upgrade our Finnish manufacturing facility to Phase III/commercial supply. Validation continued throughout the second half of 2004 and we achieved our principal goal of certification of the facility in November. The Company intends to continue to invest in its manufacturing capabilities for Cerepro™ and Trinam® production.

Board and management – strengthening

David Prince, the former CFO of Cable and Wireless, joined the Board in May as a Non-Executive director and took up the position of Chairman of the Audit Committee. David is an experienced Director who, with his strong track record in financial management, is making a valuable contribution to the business. The Company is currently interviewing for an additional Non-Executive Director with international biotech/pharmaceutical experience.

In April, Nick Plummer joined us from the law firm Ashurst as Legal Counsel and Company Secretary, further strengthening our senior team.

Simultaneous with the IPO, Professor John Martin and Dr Kalevi Kurkijarvi resigned from our Board as part of the restructuring in connection with becoming a public company. John Martin remains deeply involved in the business as Chief Scientific Officer and a member of the executive team. Both gave generously of their time and on behalf of the Board and our shareholders we thank them for their significant Board contributions to our success to date.

Strengthened finances

Following the Company's IPO in March, cash and liquid resources at 31 December 2004 totalled £47.3 million (2003: £9.2 million), a level of funding which will enable the Group to progress with confidence its lead products through the final stages of development and support the continued roll-out of Kerraboot®.

Operating expenses in the year were £16.1 million compared with £9.2 million in 2003, principally as a result of the progression of our lead products though the clinical development process, together with increased investment in the Group's advanced biologics manufacturing facilities and in the Kerraboot® sales and marketing structure.

Research and development expenditure in 2004 rose to £9.1 million from £5.4 million in 2003, reflecting the progress made in the Vitor™ Phase III study, the commencement of the Trinam® Phase II study and initiation costs for the Cerepro™ corroborative study. Increased investment in the Finnish manufacturing facility was also made in the year, culminating in certification by the Finnish National Agency for Medicines.

Sales and marketing costs at £1.3 million (2003: £0.3 million) related to the UK launch of Kerraboot®, including recruitment and ongoing costs of the sales force and marketing expenses.

Administrative expenses in the period rose to £5.7 million from £3.6 million, reflecting the general increase in Group activities and the additional managerial and administrative support for the growing research and development and sales activities.

Prospects

The year ahead of us will be an exciting one. We expect to build on the significant progress we have made since the IPO as we continue the transition from a company focused on research and development to a commercial, revenue-generating business. In particular, we intend to continue to develop the UK sales and international commercialisation of Kerraboot® and we expect to report whether or not the EMEA is prepared to consider Cerepro™ as a candidate for approval under exceptional circumstances. We anticipate reaching key clinical milestones in all our lead products.

All those involved in the Company, both in the UK and Finland, have put in a tremendous effort over the last year. As a result, we have achieved some of the most significant milestones in the history of the Company, whilst at the same time Ark has made the transition to a public company. We are most grateful to all of our staff for their dedication and accomplishments.

82-34804

Much has also been achieved in furthering the strategic shift towards effective product exploitation. This, combined with Ark's significant strength in research and development, underpins our confidence in the Company's potential in 2005 and beyond.

Dennis Turner, Chairman	Dr Nigel Parker, Chief Executive Officer

10 March 2005

Consolidated profit and loss account (unaudited)
for the year ended 31 December 2004

	Note	2004 £	2003 £
Turnover	2	**154,353**	1,847
Cost of sales		**(45,401)**	(644)
Gross profit		**108,952**	1,203
Research and development expenses		**(9,147,324)**	(5,368,766)
Selling, marketing and distribution costs		**(1,305,970)**	(318,710)
Other administrative expenses		**(5,573,852)**	(4,225,520)
Share-based compensation		**(95,502)**	593,691
Administrative expenses		**(5,669,354)**	(3,631,829)
Other income		**28,290**	108,870
Operating loss	2	**(15,985,406)**	(9,209,232)
Net interest receivable		**1,954,855**	457,640
Loss on ordinary activities before taxation		**(14,030,551)**	(8,751,592)
Taxation on loss on ordinary activities		**1,211,436**	650,949
Loss on ordinary activities after taxation, being retained loss for the financial year	4	**(12,819,115)**	(8,100,643)
Loss per share - basic and diluted	3	**(0.11)**	(0.10)

All results relate wholly to continuing activities.

There is no material difference between the reported loss and the historic cost loss.

Consolidated statement of total recognised gains and losses
for the year ended 31 December 2004

	2004 £	2003 £
Loss for the financial year	**(12,819,115)**	(8,100,643)
Currency translation losses on foreign currency net investments	**(1,783)**	(12,741)
Total recognised losses for the year	**(12,820,898)**	(8,113,384)

Group Balance Sheet (unaudited)

at 31 December 2004

82-34804

	Note	2004 £	2003 £
Fixed assets			
Intangible assets		**52,247**	1,306,091
Tangible assets		**1,060,970**	834,838
		1,113,217	2,140,929
Current assets			
Stocks		**331,010**	9,200
Debtors		**2,576,572**	1,017,536
Cash at bank and in hand		**47,256,285**	9,157,565
		50,163,867	10,184,301
Creditors: amounts falling due within one year		**(3,617,473)**	(2,582,764)
Net current assets		**46,546,394**	7,601,537
Total assets less current liabilities		**47,659,611**	9,742,466
Creditors: amounts falling due after more than one year		**(493,060)**	(486,808)
Net assets	2	**47,166,551**	9,255,658
Capital and reserves			
Called up share capital		**1,263,337**	57,751
Share premium	4	**49,430,703**	-
Merger reserve	4	**36,988,989**	36,988,989
Profit and loss account	4	**(40,516,478)**	(27,791,082)
Shareholders' funds	5	**47,166,551**	9,255,658
Shareholders' funds may be analysed as:			
Equity interests		**47,166,551**	9,205,658
Non-equity interests		-	50,000
		47,166,551	9,255,658

Consolidated cash flow statement (unaudited)
for the year ended 31 December 2004

	Note	2004 £	2003 £
Net cash outflow from operating activities	6	**(14,087,941)**	(8,114,251)
Returns on investments and servicing of finance	7	**1,936,634**	457,640
Taxation	7	-	1,033,813
Capital expenditure and financial investment	7	**(440,732)**	(256,661)

82-34804

Cash outflow before financing		**(12,592,039)**	(6,879,459)
Financing	7	**50,692,542**	169,916
Increase/(decrease) in cash in the year		**38,100,503**	(6,709,543)

Notes to the preliminary results (unaudited)

1. The financial information for 2003 has been extracted from the statutory accounts for the year ended 31 December 2003, which have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985. The statutory accounts of the company for the year ended 31 December 2004 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies for England and Wales in due course and will also be sent to shareholders

The preliminary statement was approved by the Board on 9 March 2005.

2. Segment information
There is only one class of business, which is the discovery, development and commercialisation of products in areas of specialist medicine with particular focus on vascular disease and cancer.

The analysis of turnover, operating loss, loss before taxation and the net assets of the Group by geographical segment is as follows:

Turnover in both years relates wholly to sales made and originating in the UK

			Year ended 31 December 2004	
	UK	**Finland**	**US**	**Total**
	£	**£**	**£**	**£**
Operating (loss)/profit	**(12,644,407)**	**(3,593,098)**	**252,099**	**(15,985,406)**
(Loss)/profit before taxation	**(10,684,516)**	**(3,598,134)**	**252,099**	**(14,030,551)**
Net assets	**47,062,151**	**103,922**	**478**	**47,166,551**

			Year ended 31 December 2003	
	UK	Finland	US	Total
	£	£	£	£
Operating (loss)/profit	(7,222,401)	(1,731,455)	(255,376)	(9,209,232)
(Loss)/profit before taxation	(6,767,868)	(1,728,348)	(255,376)	(8,751,592)
Net assets/(liabilities)	9,297,360	57,820	(99,522)	9,255,658

3. **Loss per share**

The weighted average number of shares is adjusted to reflect the restructuring of share capital on listing of the Company and is presented as if the share restructuring had happened at the beginning of the period under review.

The calculation of basic loss per ordinary share is based on the loss for the year ended 31 December 2004 of £12,819,115 (2003: £8,100,643) divided by the weighted average number of ordinary shares in issue of 118,524,359 (2003: 81,106,688).

FRS 14 requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

4. **Reserves**

Group	**Share Premium**	**Merger reserve**	**Profit and loss account**	**Total**

	£	£	£	£
At 1 January 2004	-	36,988,989	(27,791,082)	9,197,907
Issue of shares	54,919,775	-	-	54,919,775
Bonus issue	(839,589)	-	-	(839,589)
Share issue expenses	(4,649,483)	-	-	(4,649,483)
Loss for the financial year	-	-	(12,819,115)	(12,819,115)
Share-based compensation	-	-	95,502	95,502
Currency translation differences on foreign currency net investment	-	-	(1,783)	(1,783)
At 31 December 2004	49,430,703	36,988,989	(40,516,478)	45,903,214

5. Reconciliation of movements in consolidated shareholders' funds

	2004 £	**2003** £
As at 1 January 2004	**9,255,658**	17,962,733
Redemption of preference share capital	**(50,000)**	-
Issue of shares	**55,335,772**	-
Share issue expenses	**(4,649,483)**	-
Loss for the financial year	**(12,819,115)**	(8,100,643)
Currency translation losses on foreign currency net investments	**(1,783)**	(12,741)
Share-based compensation	**95,502**	(593,691)
As at 31 December 2004	**47,166,551**	9,255,658

6. Net cash outflow from operating activities

	2004 £	2003 £
Operating loss	**(15,985,406)**	(9,209,232)
Depreciation charge	**270,553**	155,950
Amortisation of goodwill	**1,253,844**	1,253,844
(Increase)/decrease in debtors	**(379,379)**	68,622
Increase in stocks	**(321,810)**	(9,200)
Increase in creditors	**978,755**	219,456
Share based compensation	**95,502**	(593,691)
Net cash outflow from operating activities	**(14,087,941)**	(8,114,251)

7. Analysis of cash flows for headings netted in the cash flow statement

	2004 £	2003 £
Returns on investments and servicing of finance		
Interest received	**1,936,634**	457,640
Taxation		
Research and development tax credit	-	1,033,813
Capital expenditure and financial investment		
Payments to acquire tangible fixed assets	**(440,732)**	(256,661)
Financing		
Issue of Ark Therapeutics Group plc Ordinary Shares	**50,686,290**	-
Capital element of finance lease rental payments	-	(5,867)
Repayment of loans	**(72,603)**	(33,638)
New loans	**78,855**	209,421
Net cash inflow from financing	**50,692,542**	169,916

8. Analysis of changes in net funds

82-34804

	1 January 2004 £	Cash flow £	Exchange movements £	31 December 2004 £
Cash at bank and in hand	9,157,565	38,100,503	(1,783)	**47,256,285**
Debt - due within one year	(47,478)	(268)	134	**(47,612)**
Debt - due after more than one year	(486,808)	(7,626)	1,374	**(493,060)**
Net funds	8,623,279	38,092,609	(275)	**46,715,613**

9. **Reconciliation of net cash flow to movement in net funds**

	2004 £
Increase in cash in the year	38,100,503
New loan notes	(7,894)
Change in net funds arising from cash flows	38,092,609
Foreign exchange	(275)
	38,092,334
Net funds at 1 January 2004	8,623,279
Net funds at 31 December 2004	**46,715,613**

END

Close